BRENHAM OIL & GAS CORP.
601 CIEN STREET, SUITE 235
KEMAH, TX 77565-3077
Tel: (281) 334-9471 Fax: (281) 334-9508

June 28, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Request for Withdrawal of Post-Effective Amendment #1

Ladies and Gentlemen:

On June 24, 2011, Brenham Oil & Gas Corp. (the “Company”) filed a post-effective amendment #1 to the Registration Statement on Form S-1 (Registration No. 333-169507). When this filing was made, it was incorrectly tagged as “S-1/A” filing.  We respectfully request that the withdrawal this filing so that the post-effective amendment may be re-filed with the correct tag type “POS AM.”

Thank you for your assistance in this matter.

Very truly yours,
/s/ Sherry L. McKinzey, Chief Financial Officer